EXHIBIT E.6

August 10, 2004

Letterhead of the Ministry of Economy and Finance

Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549
United States of America

Ladies and Gentlemen:

     I have acted as Legal Counsel to the Ministry of Economy and Finance of República Oriental del Uruguay (the “Republic” or “Uruguay”) in connection with Uruguay’s offering pursuant to a registration statement (No. 333-103739) filed with the Securities and Exchange Commission under Schedule B of the Securities of 1933, as amended (the “Securities Act”) of Ps. 6,254,000,000 aggregate principal amount of its 17¾% Devaluation-Protected Notes due 2006 (the “Bonds”). The Bonds are issued under an indenture dated as of May 29, 2003 (the “Indenture”) among the Republic, Banco Central, as financial agent of the Republic, and The Bank of New York, as trustee. Such registration statement, as amended when it became effective, including the information deemed to be a part thereof as of such time pursuant to Rule 430A under the Securities Act, is herein called the “Registration Statement,” and the prospectus dated July 28, 2004 included in the Registration Statement, as supplemented by the prospectus supplement dated July 28, 2004, is herein called the “Prospectus.” In arriving at the opinions expressed below, I have reviewed the following:

                    (i) the Registration Statement; as amended as of the date hereof

                    (ii) the Prospectus;

                    (iii) a copy of the executed Indenture;

                    (iv) a copy of the executed global Bond;

                    (v) all relevant provisions of the Constitution of Uruguay and all relevant laws and orders of Uruguay, including but not limited to the following (English translations of which are attached as exhibits hereto):

1)	the Constitution of the República Oriental del Uruguay, in particular Articles 85 (6) and 196,

2)	Law 16.696, dated March 30th, 1995 (“Carta Orgánica del Banco Central del Uruguay”), in particular Articles 3 (b), 7 (c) and 50,

3)	Law 17.296, dated February 21st, 2001, in particular Articles 602, 604, 606 and 610,

4)	Decree N° 258/004 of the Executive Power, dated July 21, 2004,

5)	Resolution of the Board of Directors of Banco Central D/1165/2004, dated July 23, 2004;

                    (vi) All such other documents, instruments and rules as I have deemed necessary as a basis for the opinion hereinafter expressed.

     It is my opinion that under and with respect to the present laws of Uruguay, the Bonds have been duly authorized by the above-mentioned Decree N° 258/004 of the Executive Power, and when delivered by Uruguay and authenticated pursuant to the Indenture and delivered as contemplated by the Registration Statement and the Prospectus Supplement, such Bonds will constitute valid and legally binding obligations of Uruguay.

     I hereby consent to the filing of this opinion with a post-effective amendment to the Registration Statement. In giving such consent, I do not hereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act. I assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,
/s/ Dra. María Rosa Longone
Dra. María Rosa Longone
Counsel to the Ministry of Economy and Finance of the Republic of Uruguay

2

Letterhead of the Ministry of Economy and Finance

NATIONAL CONSTITUTION

[English translation of excerpt]

Article 85. It is within the scope of the General Assembly:

To authorize, at the request of the Executive Power, the National Public Debt, consolidate the same, designate its guarantees and regulate the public credit, being it required in the first three cases, the absolute majority vote of all the members of each Chamber.

Law 16.696

English Translation of Relevant Provisions

Article 3. (Purposes). The purposes of the Central Bank of Uruguay shall be:

(a)	To ensure the stability of national currency.

(b)	To ensure the normal functioning of local and foreign payments.

(c)	To maintain an appropriate level of international reserves.

(d)	To promote and maintain the soundness, solvency and appropriate functioning of the national financial system.

     In the exercise of these purposes the Bank shall seek coordination with the directors of economic policy within the competence of Executive. If the bank considers that any decision substantially affects the purposes attributed to it hereunder, it may maintain its position, informing the Executive thereof for the pertinent purposes in compliance with the procedure established in article 197 of the Constitution.

Article 7.	(Authorities). The authorities of the Bank shall be conducive to fulfillment of the purposes indicated in article 3.

In this sense the Bank:

(c) Shall act as the government’s economic advisor, bank and financial agent.

Article 50.	(Administration of the public debt and loans). The Bank shall be responsible, under the terms and conditions agreed to with the Executive, for the issuance and management of public securities with State guarantees and, in this sense, shall negotiate directly with the public.

     The Bank shall fulfill the duties of administration of the service of internal and external Public Debts, Treasury Bills and Treasurer Bonds, and international loans.

Traducción No. 13.984/15/01	Para: ASESORIA JURIDICO NOTARIAL

Documento: Artículos 602-610 de la Ley No. 17.296 del 21 de febrero de 2001

CHAPTER II
PUBLIC SECTOR DEBT

ARTICLE 602. — The outstanding amount of Treasury Bonds and Treasury Bills shall be regulated by the following maximum values:

          a) as of January 1, 2001 — US$ 5,100,000,000.00 (5.1 billion US Dollars).

          b) as from the 2001 fiscal year, the above-mentioned limit shall be increased each fiscal year by the accrual of the authorized deficit amount.

ARTICLE 603. — The Executive Power shall include in the annual rendering of accounts a report on the use of the current ceiling.

ARTICLE 604. — The Executive Power is hereby authorized to issue and maintain a ceiling of Treasury Bills of US$ 1,250,000,000.00 (1.25 billion US Dollars), or its equivalent in other currencies, throughout the validity of the present law.

ARTICLE 605. — In any fiscal year, with the exception of the one that goes from January 1, 2004 to December 31, 2004, the Executive Power may exceed the stipulated ceiling in a maximum of 30% (thirty per cent) of the difference between the ceiling of the following fiscal year and the one in force for the fiscal year under consideration. This special circumstance shall be informed to the General Assembly and shall not modify the ceiling for the following fiscal years.

ARTICLE 606. The debt ceiling as of January 1, 2005 and until a new debt law is passed, shall be the one in force as of December 31, 2004, increased by US$500,000,000.00 (five hundred million US Dollars).

Article 607. (Proceedings to be followed for the negotiation and access to credit form external sources). The authorization of any official proposal to request loans from international agencies, foreign institutions or Governments, in which the Republic should assume the borrower’s direct responsibility or the guarantor’s obligations, shall be under the exclusive jurisdiction of the Executive Power, in accordance with the Ministry of Economy and Finance and the Minister of the relevant sector, by underwriting the respective agreements. The procedure to be followed for the authorization of said negotiation and access shall be established by the pertinent regulations.

Article 608. (Valuation). For all the purposes of the present law, those liabilities in foreign exchange other than US Dollar shall be valuated at the applicable rate on December 31, 2000, or at the applicable rate at the time the transaction is made, in the case it takes place later on.

Article 609. Degree-law No. 14268 of September 20, 1974, is hereby substituted by the following:

“ARTICLE 4. The proceeds of the placement of Treasury Bonds and other similar public debt instruments shall be credited to the order of the Ministry of Economy and Finance, in the account opened with Banco Central del Uruguay (BCU) for that purpose.

The Ministry of Economy and Finance shall choose the currency in which its accounts with BCU shall be held.”

ARTICLE 610. — Decree-law No.14268 of September 20, 1974, is hereby substituted by the following:

“Article 5. Interest and redemption services on Treasury Bonds and other similar public debt instruments shall be conducted through Banco Central del Uruguay (BCU) in its capacity as financial agent of the State. Commissions and charges in any respect derived from the management of the same shall likewise be met by BCU in said capacity.

The funds required to render the relevant services shall be made available to BCU one working day prior to maturity.

THE FOREGOING IS A TRUE TRANSLATION ARTICLES 602 TO 610 OF LAW No. 17.296, DATED FEBRUARY 21, 2001.
/s/ Dr. Rodolfo Caretti
Dr. Rodolfo Caretti
Director General Ministerio de Economía y Financas

REPUBLIC OF URUGUAY
MINISTRY OF ECONOMY AND FINANCE

Decree Nº 258/004

Montevideo, July 21, 2004.

IN VIEW OF: the advisability of issuing two new Series of Treasury Bonds, in order to maintain the access of the Republic of Uruguay to the international capital market.

WHEREAS: I) the Ministry of Economy and Finance and Banco Central del Uruguay have received a proposal from the firms Citigroup and ABN AMRO for the placement of two issues of Treasury Bonds, both of which shall be registered with the Securities and Exchange Commission and shall be made pursuant to the provisions of the “Trust Indenture” entered into by the Republic and the Bank of New York, on May 29, 2003.

          II) said offer proposes to place an issue of up to the amount of US$ 250,000,000 (two hundred and fifty million United States Dollars) in two Series of Treasury Bonds, the first one with a three year term, issued in Uruguayan Pesos to be adjusted according to the evolution of the Indexed Unit value, with a fixed interest rate, payable in United States Dollars, and the second one with an eighteen month term, issued in Uruguayan Pesos, with an interest rate which would be the highest of a fixed rate to be determined and an interest rate equivalent to the devaluation of the Uruguayan Peso in the period between coupon payments, payable in United States Dollars.

CONSIDERING: I) that the offering firms are renowned institutions, with a strong standing and involvement in the international capital market and with successful experience in the placement of Uruguayan Public Debt Securities in said market.

          II) that said issues are within the Government of the Republic policy regarding the extension of public debt terms and the suitability of developing a securities market for securities issued in domestic currency, to be adjusted according to the variation of the Consumer Price Index.

          III) furthermore, that the actual conditions proposed by the offering firms to access the international market are suitable to the interests of the Republic.

PURSUANT TO: the provisions of articles 602-610 of Law No. 17296 of February 21, 2001 and article 33 of the 1996 TOCAF (Accounting and Financial Administration Standards).

THE PRESIDENT OF THE REPUBLIC
DECREES

ARTICLE 1. To order the issuance of Treasury Bonds in Uruguayan Pesos, payable in United States Dollars, to be denominated “Global Bonds in Adjustable Pesos – 2nd Series”, with a maximum term of three years and which shall be fully redeemed at maturity, and under all the other conditions established in the proposal referred to in the Whereas Clause hereof.

ARTICLE 2. To order as well the issuance of Treasury Bonds in Uruguayan Pesos, payable in United States Dollars, to be denominated “Hedged Global Bonds in Pesos – 1st Series”, with a maximum term of eighteen months and which shall be redeemed in two semi-annual installments, the first one beginning one year following the date of issuance, and under all the other conditions established in the proposal referred to in the Whereas Clause hereof.

ARTICLE 3. The total amount of the issuance of the two Series of Bonds set forth in Articles 1 and 2 hereof shall be up to US$250,000,000 (two hundred and fifty million United States Dollars).

ARTICLE 4. The value of each of the securities to be issued (Articles 1 and 2 above) shall not be less than $ 100,000 (one hundred thousand Uruguayan Pesos). Said Bonds shall be registered bonds and shall bear the printed signatures of the Minister of Economy and Finance, the General Accountant of the Nation and the General Manager of Banco Central del Uruguay.

ARTICLE 5. The Bonds referred to in Article 1 hereof shall be adjusted during its full term according to the variation in the Indexed Unit value, as set forth in Law 17761 of May 12, 2004, even if the calculation formula is later changed. The Bonds referred to in Article 2 above shall not be adjusted, an interest rate shall be determined for the same which shall be the highest of a fixed rate and another one resulting from the devaluation of the Uruguayan Peso compared to the United States Dollar in the period between coupon payments.

ARTICLE 6. The Bonds may be placed in the international markets in the form and under the conditions required in such markets. The issuance date shall not be later than December 31, 2004.

ARTICLE 7. Interest accrued on the Bonds shall be paid semi-annually in United States Dollars as from the first interest payment date, converting the amount of Uruguayan Pesos due in each case into said currency.

ARTICLE 8. Full redemption of the Bonds referred to in Article 1 shall take place at the maturity thereof, payable in United States Dollars, the amount of which shall result from the conversion into said currency of the Uruguayan Pesos adjusted according to the variation of the Indexed Unit value in that period. The redemption of the Bonds referred to in Article 2 shall take place in two equal semi-annual and consecutive installments, the first of which shall be due one year following the date of issuance, payable in United States Dollars, the amount of which shall result from the conversion into said currency of the Uruguayan Pesos due in that period.

ARTICLE 9. Payments of interest and redemption of the Bonds, as well as fees and expenses for all items required for their administration and placement shall be made outside Uruguay by Banco Central del Uruguay in its capacity as Financial Agent of the State and through the paying Agent or Agents that may be appointed or agreed to.

ARTICLE 10. The issuance, if necessary, of provisional or global certificates representing the bonds until their definitive issuance is hereby authorized.

ARTICLE 11. Expenses for issuance, printing, transfers, commissions, advertising, schedules, books and all other expenditures necessary for the administration and placement of these Bonds shall be charged to the resources derived from the placement thereof.

ARTICLE 12. Banco Central del Uruguay is hereby authorized to negotiate and execute on behalf of the Republic all contracts and related documents that may be required for the purpose of placement and issuance of the Bonds.

ARTICLE 13. Either Mr. Fernando Scelza or Ms. Rosa Longone, Lawyers, Legal Advisors of the Ministry of Economy and Finance, are entrusted with the drafting and signing of the relevant legal opinions in respect of the obligations assumed by the Republic.

ARTICLE 14. The Director General of the Secretariat of the Ministry of Economy and Finance, Mr. Fernando González, Lawyer, is entrusted with the issuance of any other certifications and attestations required.

ARTICLE 15. Be it notified, etc.

Signed by the President of the Republic, Dr. Jorge Batlle and Ministry of Economy and Finance, Ec. Isaac Alfie

Montevideo, July 26, 2004.

The foregoing is a true translation of Decree No. 258/004, dated July 21, 2004.

By: Mr. Fernando Gonzalez, Lawyer
Director General of the Secretariat of the Ministry of Economy and Finance

TRANSCRIPT No. 918/2004

     The Secretary General of Banco Central del Uruguay hereby certifies that in the meeting of its Board of Directors held on July 23rd, 2004, the following resolution was adopted: “D/1165/2004 — ISSUES OF GLOBAL BONDS IN ADJUSTABLE PESOS 2ND. SERIES BY INDEXED UNITS AND IN URUGUAYAN PESOS 1ST. SERIES - APPROVAL OF DOCUMENTS. APPOINTMENT OF OFFICIALS FOR THE EXECUTION THEREOF — In view of: Decree No. 258/004 of July 21, 2004, which provides for the issuance of two new Series of Treasury Bonds in Uruguayan Pesos for up to a total amount equivalent to US$250,000,000 (two hundred and fifty million United States Dollars). Whereas: I -The Republic and Banco Central received an offer from the firms CITIGROUP and ABN AMRO BANK for the placement of two issues of Treasury Bonds in Uruguayan Pesos, to be adjusted by Indexed Units the first one, and by the exchange rate evolution the second one, for an amount which -both issues included- would reach the equivalent to US$250,000,000, at the most. II — The proposed conditions, contained in the letters dated July 2 and 13, 2004 submitted by said firms, as amended and supplemented by the document titled Information Memorandum of July 20, 2004, were accepted by the Republic and -by virtue thereof- the Executive Power ordered, through the above mentioned Decree, that the respective issues be made. III - As provided in Art. 1 of said Decree, those issues may be carried out issuing two new Series called “Global Bonds in Adjustable Pesos — 2nd Series” and “Global Bonds in Uruguayan Pesos - 1st Series”, respectively. IV - Both issues shall be within the framework of the registration made with the United States Securities and Exchange Commission (SEC) in March, 2003, called “Shelf Registration” and under the contract titled “Trust Indenture”, of May 29, 2003, by which The Bank of New York assumes the capacity of Trustee, Paying Agent and Registrar. V - Decree No. 258/004 of July 21, 2004, authorizes Banco Central del Uruguay, without prejudice to its own competencies, to negotiate and execute on behalf of the Republic of Uruguay, the contracts that may be required for the issuance and placement of the Bonds. VI -Those interested may integrate the new Bonds by applying to such effect the advance redemption of Treasury Notes in Uruguayan Pesos, as arises from the proposal submitted by both firms and accepted by the Republic. Considering: I - That the completion of said issuance requires the execution of the relevant documents, inter alia, the one titled “Underwriting Agreement” which regulates the relation between the issuer and the issue placement agents (Citigroup and ABN Amro), as well as the required certificates and legal opinions. II - That there exists an “Underwriting Agreement” model submitted in said “Shelf Registration” with the United States Securities and Exchange Commission (SEC), which was applied in the issue of Global Bonds in Adjustable Pesos – 1st Series and its extension, made with one of the placement agents hereof. III -That a document titled Information Memorandum has been prepared, establishing the procedure to be followed in order to effect the integration through the advance redemption of Notes. IV — That the Bonds to be placed in the international market shall be listed on the Luxembourg Stock Exchange through the services of the firm that renders such services and regularly acts as agent of the Republic to such effect. V — That said Bonds, as well as the contracts related to the issuance and placement thereof, shall be governed by the laws of the State of New York and registered with the SEC, which requires the assistance of the law firm which acts as advisor to the Republic and Banco Central regarding issues in the international markets (Cleary, Gottlieb, Steen & Hamilton). Pursuant to: The provisions set forth in Articles 3, 4 and 7, subparagraph c), of Law No. 16696 of March 30, 1995 (Charter of Banco Central del Uruguay), and in Article 9 of Decree No. 258/004 of July 21, 2004. IT IS RESOLVED: 1) To offer the holders of Treasury Notes in Uruguayan Pesos to purchase their securities, provided that the yield from said purchase is applied to integrate any of the two issues of Treasury Bonds provided for by Decree No. 258/004 of July 21, 2004, for which purpose the procedure established in the Information Memorandum of July 20, 2004, whose content is hereby approved, shall be followed in its full terms.2) To authorize the Operations Division and the Legal Advisor’s Office to approve the final wording of the “Underwriting Agreements” to be executed with Citigroup Global Markets Inc. and ABN Amro in order to complete the issues provided for by Decree No. 258/004 of July 21, 2004, in the international and the domestic market, on the basis of the contractual model referred to in paragraph II of the Considering Clause above, and incorporating the commission percentage and the provision for expenses which form part of the offer submitted by the Placement Agents. 3) To authorize said units to issue any other document or certificate that may be required in order to effect said issuance and ensure the perfection, validity, compliance and delivery of the above mentioned contracts. 4) To appoint Mr. Ariel Fernández, C.P.A., Mr. Alberto Graña, Economist, and Mr. Daniel Artecona and Ms. Viviana Pérez, Lawyers, to execute, any two of them acting jointly, on behalf of Banco Central del Uruguay in its own name and in the name of the Republic, the text in the English language of the contracts and other documents referred to in paragraphs 1) and 2) of this Resolution. 5) To appoint the following officers as “Authorized Representatives”, according to the provisions of the above mentioned contracts: Mr. Gualberto de León, General Manager, Mr. Ariel Fernández, Operations Division Manager, Mr. Alberto Graña, International Operations Department Manager, and Mr. Daniel Artecona, Advisor. 6) To appoint the firm Dexia – Banque Internationale à Luxembourg S.A. as Agent for the Listing of the Bonds in the Luxembourg Stock Exchange. 7) To appoint the firm Cleary, Gottlieb, Steen & Hamilton as external legal advisor to the Republic and Banco Central del Uruguay regarding this international issue.”

     This transcript is issued in Montevideo, on the Twenty-seventh of July, two thousand and Four, for the pertinent purposes.

/signed/
Aureliano Berro
Secretary General

/seal/

July 27th., 2004

The foregoing is a true translation of Resolution D/1165/2004 of the Banco Central del Uruguay.

By:
Name: Aureliano Berro
Title: Secretary General